ELECTROVAYA INC.

INFORMATION CIRCULAR

February 18, 2022

The enclosed proxy is solicited by the Board of Directors and Management of Electrovaya Inc. (the "Corporation") to be used at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on March 25, 2022 and any adjournment thereof, called for the purposes set forth in the accompanying Notice of Meeting. The Meeting is to be held commencing at 4:00 p.m. (Toronto time) at the offices of Electrovaya Inc. located at 6688 Kitimat Rd, Mississauga, Ontario, L5N 1P8.

IMPORTANT INFORMATION ABOUT ATTENDANCE AT THE MEETING AND COVID-19

In order to mitigate risks to the health and safety of Shareholders, management, and the community at large, the Corporation, with regret, but in accordance with current public health guidelines, strongly discourages Shareholders from physically attending the Meeting and asks that all shareholders vote by proxy prior to the Meeting - but especially if experiencing cold or flu-like systems, or if a shareholder or someone the shareholder has been in close contact with has travelled to or from outside of Canada within 14 days prior to the Meeting. In light of the rapidly evolving news and guidelines related to the COVID-19 outbreak, we ask that, in considering whether to attend the Meeting, shareholders follow the instructions and Guidelines of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid- 19.html), particularly with respect to "social distancing" efforts, as well as all additional provincial and local instructions and guidance.

Voting Shares and Principal Holders Thereof

As at February 18, 2022 (the record date for the Meeting), there were 146,805,857 common shares of the Corporation issued and outstanding (each a "Common Share"). Each registered holder of a Common Share as of the close of business on February 18, 2022 will be entitled to one vote for each Common Share held on the matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares is Dr. Sankar Das Gupta, President and Chief Executive Officer of the Corporation, who beneficially owns or controls 51,653,754 Common Shares, representing approximately 35.2% of the outstanding Common Shares.

BUSINESS OF THE MEETING

Annual Financial Statements

Copies of the Corporation's audited financial statements for the year ended September 30, 2021, and Management's Discussion and Analysis in respect of such financial statements, are included with this mailing to shareholders who have requested to receive them. Neither confirmation of the resolution to receive the financial statements nor a resolution to dispense with the reading of the auditors' report thereon constitute approval or disapproval of any of the matters referred to therein.

Appointment of Auditor

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the re-appointment of Goodman & Associates LLP ("Goodman & Associates"), Chartered Accountants, Toronto, Ontario, as auditor of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. Goodman & Associates has been the auditor of the Corporation since February 2007.

Election of Directors

Majority Voting Policy

On February 14, 2014, the Board of Directors adopted a majority voting policy (the "Majority Voting Policy") to which all nominees for election to the Board are asked to agree prior to the Board of Directors recommending that they be elected. The policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board of Directors. Pursuant to the Majority Voting Policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour of, or withholding from voting for, each individual nominee to the Board of Directors. If, with respect to any particular nominee, the number of Common Shares withheld from voting exceeds the number of Common Shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders for the purpose of the Majority Voting Policy and such elected director is expected to immediately tender his or her resignation to the Board of Directors. The Nominating, Corporate Governance and Compensation Committee will consider the director's resignation and will recommend to the Board of Directors whether or not to accept it. The Committee will be expected to recommend accepting the resignation, except in situations where circumstances would warrant the applicable director to continue to serve on the Board of Directors. The Board of Directors will act on the Committee's recommendation as soon as reasonably possible and in any event within 90 days following the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. Following the Board of Directors' decision on the resignation, the Board of Directors shall promptly disclose, via press release, their decision whether to accept the resignation offer including the reasons for rejecting the resignation offer, if applicable. Subject to any restrictions imposed by the Business Corporations Act (Ontario) or securities laws and regulations, the Board of Directors may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee to fill the vacant position. The director in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Five directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the election as directors of the nominees named below. All five of the nominees are presently directors of the Corporation whose term of office expires at the time of the Meeting unless they are then re-elected. The following information is submitted with respect to the nominees for directors:

Name, Residence, Office in the Corporation (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned as at Feb. 18, 2022(1)	Options Held as at Feb. 18, 2022	Warrants	Age

Dr. Sankar Das Gupta, Mississauga, Ontario, Canada President and Chief Executive Officer of the Corporation	1996	51,653,754	3,300,000	7,100,000	71

Dr. Bejoy Das Gupta, Washington, D.C., U.S.A., Consultant	1999	1,206,867	225,000	-	61

Dr. Carolyn Hansson(2)(3), Waterloo, Ontario, Canada, Professor of Materials Engineering, Departments of Mechanical and Mechatronics Engineering and Civil and Environmental Engineering, University of Waterloo	2017	250,000	125,000	-	80

Dr. James K. Jacobs(2)(3), Toronto, Ontario, Retired	2018	2,390,536	70,000	-	73

Mr. Kartick Kumar, San Francisco, USA	2022	11	-	-	39

(1) Not being within the knowledge of the Corporation, the number of Common Shares owned by each proposed director nominee has been provided by such director nominee.

(2) Audit Committee member.

(3) Nominating, Corporate Governance and Compensation Committee member.

Increase in Common Shares Issuable upon exercise of Options granted under the Stock Option Plan

The Board believes that the granting of options to management, employees and consultants working with the Corporation is an important part of the Corporation's compensation program as a long-term incentive to attract, retain and motivate outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders' interests and allow employees and other participants to increase their financial interest in the Corporation, while preserving the Corporation's cash resources. For a description of the Corporation's amended and restated stock option plan dated February 28, 2012 (the "Stock Option Plan" or "Plan"), as amended, see "Statement of Executive Compensation - Compensation Discussion and Analysis - Stock Option Plan" in this Circular.

The Board has approved an amendment to the Stock Option Plan to increase the maximum number of Common Shares issuable upon the exercise of stock options under the Plan by 7,000,000 Common Shares from 23,000,000 Common Shares to 30,000,000 Common Shares, to be made effective as of the date the amendment is approved by shareholders. The purpose of increasing the number of Common Shares issuable under the Stock Option Plan is to ensure that there remains a sufficient number of Common Shares issuable to enable the Corporation to continue its practice of granting options to executives, key management personnel, employees and consultants to align the interests of such Key Personnel with the interests of the Corporation's shareholders. As at February 18, 2022, the total number of Common Shares currently subject to outstanding options was 17,257,273, representing approximately 10.52% of the Common Shares that would be issued and outstanding on that date, assuming exercise of all outstanding options. However, the total number of Common Shares reserved for issuance on exercise of options granted under the Stock Option Plan is currently 18,112,434, representing 10.98% of the total number of Common Shares outstanding as at the date of this Circular (on a partially diluted basis, assuming exercise of all reserved options). If a resolution approving the increase in the number of Common Shares issuable under the Plan (the "Option Plan Resolution") is approved by shareholders at the Meeting, the total number of Common Shares reserved for issuance on exercise of options pursuant to the Plan will be 25,112,434, representing 14.61% of the total number of Common Shares outstanding on a partially diluted basis, 7,855,161 of which will be available for further option grants). If shareholders approve the proposed additional 7,000,000 Common Shares issuable upon the exercise of stock options under the Plan, the total number of Common Shares issuable would represent 4.57% of the total issued and outstanding Common Shares as at February 18, 2022 on a partially-diluted basis (meaning including, for such purposes, the Common Shares issuable upon the exercise of such options).

TSX rules require disclosure of the total number of Common Shares issuable since inception of the Stock Option Plan expressed as a percentage of the currently issued and outstanding Common Shares in the Circular. As at February 18, 2022, a total of 4,887,566 Common Shares have been issued upon the exercise of options under the plan, representing 3.3% of the issued and outstanding Common Shares on such date. Of the total 23,000,000 Common Shares authorized for issue upon the exercise of stock options under the Plan, 17,257,273 Common Shares (representing 11.76% of the total issued and outstanding Common Shares as at February18, 2022, on an undiluted basis) may be issued upon the exercise of the 17,257,273 options outstanding on such date. If shareholders approve the proposed additional 7,000,000 Common Shares issuable under the Plan, the cumulative total would be 30,000,000 Common Shares, representing 20.44% of the total issued and outstanding Common Shares as at February 18, 2022 (on an undiluted basis).

Approval of the Stock Option Plan Resolution

TSX requires shareholder approval of the amendments to the Plan. Accordingly, shareholders will be asked at the Meeting to consider and, if thought advisable, to pass the Option Plan resolution approving such amendment as an ordinary resolution, in the form below. To be effective, the Option Plan Resolution must be passed by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. If the Stock Option Plan Resolution is not approved by Shareholders, the Corporation will not be able to grant stock options exercisable for Common Shares. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR approval of the Option Plan Resolution.

BE IT RESOLVED as an ordinary resolution that:

1. The amendments to the Corporation's amended and restated stock option plan dated February 28, 2012, as amended by Amendment No. 1 dated as of March 28, 2014, Amendment No. 2 dated as of February 28, 2017, Amendment No. 3 dated as of July 31, 2019 and by amendment No. 4 dated as of February 17, 2021 (the "Stock Option Plan") to increase the maximum number of common shares of the Corporation (the "Common Shares") issuable upon the exercise of stock options under the Stock Option Plan by 7,000,000 additional Common Shares, which will result in the fixed number of Common Shares issuable under the Stock Option Plan increasing from 23,000,000 to 30,000,000 Common Shares, are hereby approved, ratified and confirmed; and

2. any director or officer of the Corporation is authorized to execute and deliver all other documents and do all other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing.

Recommendation of the Board

The Board has carefully considered the implications of the increase to the number of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan. The Board has determined that having the ability to continue to incentivize management, directors and employees through equity-based compensation with the greatest flexibility is in the best interests of the Corporation, and unanimously recommends that Shareholders vote IN FAVOUR of the Stock Option Plan Resolution at the Meeting.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as described below, to the best of management's knowledge, no proposed director:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On January 25, 2018, Litarion commenced a voluntary structured insolvency process and an Administrator was put in place for the sale of the business. On April 30, 2018, the Administrator commenced insolvency proceedings and assumed control of the assets of Litarion GmbH. Sankar Das Gupta, President and Chief Executive Officer of the Corporation, and Richard Halka were managing directors of Litarion until the Administrator's appointment.

In June, 2021, the administrator of Litarion and the Corporation and its officers agreed to mutually settle all claims as part of the termination of the insolvency proceedings.

Except as described below, to the best of management's knowledge, no person who is a nominee for director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a Proposed Nominee.

On June 30, 2017, the Corporation and Sankar Das Gupta, President and Chief Executive Officer of the Corporation, entered into a Settlement Agreement (the "Agreement") with Staff of the Ontario Securities Commission ("OSC") resolving issues the OSC identified with respect to the Corporation's continuous disclosure between December 2015 and September 2016 (the "Time Period"). The Agreement settled allegations by the OSC regarding unbalanced news releases that did not adequately disclose the nature and risks of newly-announced business arrangements issued by the Corporation during the Time Period, that the Corporation did not update previously announced forward-looking information in its Management Discussion and Analysis during the Time Period, and that the Corporation did not provide an accurate description of its business in its annual information form filed during the Time Period.

The Corporation did not face a financial penalty in relation to the Agreement. Dr. Das Gupta agreed to pay an administrative penalty and upgrade his personal knowledge of continuous disclosure standards. Under the terms of the Agreement, the Corporation agreed to additional steps to comply with continuous disclosure requirements, including

(a) a review of the Corporation's corporate governance framework by an independent consultant and adopting all recommended changes that are accepted by OSC Staff;

(b) institute a disclosure committee comprising 4 directors (2 of whom shall be independent) for a period of 20 months, which committee must approve all public disclosure made by the Corporation;

(c) name an independent director as Chair of the disclosure committee for a period of 20 months; and

(d) name an independent director as Chair of the Board for a period of 20 months.

Under the terms of the Settlement Agreement, Dr. Das Gupta agreed to:

(a) pay an administrative penalty of Cdn$250,000;

(b) a prohibition on acting as a director or officer of any reporting issuer, other than the Corporation or an affiliate, for a period of one year;

(c) pay the costs of the corporate governance consultant's review; and

(d) participate in, and pay for, a corporate governance course on disclosure issues acceptable to staff of the OSC.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board of Directors of the Corporation has constituted a Nominating, Corporate Governance and Compensation Committee which typically consists of independent directors. The Nominating, Corporate Governance and Compensation Committee is responsible for reviewing the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective total compensation program and recommends to the Board of Directors for approval the salary levels, bonus potential and entitlement, and granting of stock options of all senior executives.

Drs. Alexander McLean, Carolyn Hansson, Jim Jacobs and Mr. John A Macdonald are currently the members of the Nominating, Corporate Governance and Compensation Committee.

The Nominating, Corporate Governance and Compensation Committee is responsible, in particular, for annually reviewing the Corporation's compensation arrangements with its Named Executive Officers (i.e., the Chief Executive Officer, the Chief Financial Officer and any other executive officer whose total salary, bonus and other compensation exceeded $118,362 (Cdn $150,000) in respect of the 2021 fiscal year). When reviewing the compensation arrangements, the Nominating, Corporate Governance and Compensation Committee considers the objectives of 1) retaining and recruiting the executives critical to the success of the Corporation and the enhancement of shareholder value, 2) providing fair and competitive compensation, 3) balancing the interests of management and shareholders, and 4) rewarding performance.

All employees of the Corporation receive compensation based on their role, experience, skills and comparable compensation they could command in the market. The compensation payable consists of three main elements: base salary, short-term incentives and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the terms of the Corporation's Stock Option Plan (see below).

Executive Compensation Philosophy

Electrovaya is first and foremost a technology company. Shareholder value is created by advancing our technology through our ongoing investment in research and development, advancement of our product offering, development of strategic relations, protecting our intellectual property through the prudent use of patents and retention of our key personnel.

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

Overview of Compensation Program

The Nominating, Corporate Governance and Compensation Committee does not have a specific, pre-determined compensation plan for the Chief Executive Officer and other executive officers, but rather reviews the performance of each executive officer at the end of each fiscal year. In determining executive compensation, the Nominating, Corporate Governance and Compensation Committee also considers the performance of the Corporation as a whole.

Benchmarking

The Corporation's compensation program is competitive with the remuneration practices of companies similar to the Corporation and those which represent potential competition for the Corporation's Named Executive Officers and other employees. In this respect, the Corporation identifies remuneration practices and remuneration levels of public and private companies that are likely to compete for its employees. The Nominating, Corporate Governance and Compensation Committee reviews each element of compensation for market competitiveness and it may weigh a particular element more heavily based on the Named Executive Officer's role within the Corporation.

No compensation consultant or advisor was retained at any time in the Corporation's most recently completed financial year to assist the Nominating, Corporate Governance and Compensation Committee in determining compensation for any of the Corporation's Named Executive Officers.

Description of Compensation Framework

Base salaries	The objective of the base salary is to attract, retain and motivate employees. Base salaries are reviewed annually.
"At Risk" Awards - Annual Bonus Incentive and Stock Option Plan

Named Executive Officers are eligible to receive annual cash bonuses and options to purchase Common Shares under the Stock Option Plan that are related to performance against strategic objectives in addition to base pay components.

See "Short-term and Long-term Incentives" below.

The base salary and any annual bonus incentive and stock option grants for each Named Executive Officer are determined based upon the Nominating, Corporate Governance and Compensation Committee's assessment of such executive's performance, competitive compensation levels in entities similar in size and function to the Corporation and the role such executive is expected to play in the performance of the Corporation. The Corporation's compensation program is performance based and combines the achievement of corporate objectives with an assessment of individual performance and potential. The program is designed to develop and motivate executives to execute the Corporation's short- and long-term goals and to act in the best interest of the Corporation and its shareholders. Equally important, the compensation program is structured to facilitate retaining and attracting senior management to the Corporation.

Risk Management

Risk management is a consideration of the Nominating, Corporate Governance and Compensation Committee in designing compensation programs. The Committee does not believe that its compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks, and no particular risks have been identified as arising from the Corporation's compensation practices that are reasonably likely to have a material adverse effect on the Corporation.

The executive officers and directors of the Corporation are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by the executive officers or directors.

The Corporation does not expect to make any significant changes to its compensation policies and practices in the next year.

Base Salary

In the Nominating, Corporate Governance and Compensation Committee's view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by the Nominating, Corporate Governance and Compensation Committee based upon such executive officer's performance, a consideration of competitive compensation levels in companies similar to the Corporation and review of the performance of the Corporation as a whole and the role such executive officer played in the Corporation's performance.

Short-term and Long-term Incentives

Bonuses are performance-based short-term financial incentives and may be paid based on certain indicators such as personal performance, team performance and/or the Corporation's financial performance.

The Corporation also provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the terms of the Corporation's Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to or greater than the closing market price of such Common Shares immediately prior to the time of grant of the option, or upon meeting certain performance objectives. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Corporation and its shareholders, and in some cases, to incentivize the achievement of certain performance objectives. When determining whether or not new stock options should be granted to an executive officer, and the number of any new stock options to be granted, the Nominating, Corporate Governance and Compensation Committee takes into account the number and terms of outstanding stock options held by the executive officer and their vesting provisions.

The Corporation has adopted the Stock Option Plan (as amended from time to time, the "Plan"), which provides for the issuance of stock options to attract, retain and motivate key employees, officers, directors and consultants and align their interests with those of the Corporation's shareholders.

On the recommendation of the Compensation Committee of the Corporation, the Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of certain key personnel (the "Key Personnel") and the directors of the Corporation by (i) granting awards under the Plan and/or (ii) providing cash compensation, as the case may be, to reward such Key Personnel and the directors for their service to the Corporation, to incentivize continued future performance, to encourage retention of their services, and to align their interests with those of the Corporation's shareholders.

Key Personnel Compensation

As a technology company our success now and in the future is highly dependent on a few highly skilled key individuals. The Nomminating, Corporate Governance and Compensation Committee have identified two such Key Personnel whose current and continued contribution is vital to the long term success of the organization and creation of shareholder value.

Dr. Sankar Das Gupta, President & CEO: co-founder of Electrovaya and an award-winning scientist with over 50 US patents who is passionate about the urgency to reduce the effects of Climate Change. Sankar received his Doctorate from Imperial College, London, and also serves as an Adjunct Professor at the University of Toronto. He is currently spearheading our financing activities, our business development strategy, potential partnerships and giving strategic direction to the Company, extending personal financing guarantees to a number Company's debtors and Promissory Note holders, as well as guidance to the R&D activities in Electrovaya Labs including the development of our solid state battery.

Dr. Raj Das Gupta, Chief Operating Officer: Raj has been with Electrovaya for over 10 years and has been involved with every aspect of the business from cell manufacturing, engineering activities, and business development. Raj is currently responsible for Electrovaya's overall Operations, Technology and Business Development functions. Raj attended Imperial College, London; Massachusetts Institute of Technology; and the University of Cambridge, where he received his Doctorate in Materials Science. He was responsible for our OEM Strategic Supply Agreement, developing key customers, organising supply chain management and operations, overseeing production, strategic relations, giving guidance to the R&D activities of Electrovaya labs including the development of our solid stwate battery as weel as the development and commercialization of our e-bus/e-truck battery.

Base Salary - Key Personnel

Our compensation program provides a competitive base salary. As a technology business focused on growth and long term shareholder value creation base salaries are not a primary compensation tool for retention. Dr. Sankar Das Gupta's base salary has not changed since May 2001 when it was set at the current Cdn$250,000 per annum. Dr. Raj Das Gupta's current base salary was set at Cdn $180,000 in January 2020.

Annual Bonus - Key Personnel

Our compensation program provides a competitive base salary and short term incentives including annual cash bonus at the discretion of the Board. The annual cash incentive is set at 30% of the base salary based on similar companies incentive plans. In determining the payment of salary and short term incentives the Committee considers annual progress towards strategic and business inititives. This includes current business development and sales growth, advancement of the product line and customer base, advances in key R&D initiatives including the solid state battery and lithium ion battery and other factors as the Committee may consider which produce measurable success.

The annual bonus for Dr. Sankar Das Gupta is set at Cdn$75,000 which is 30% of his base salary. The annual bonus for Dr. Raj Das Gupta is set at Cdn$54,000 which is 30% of his base salary. The bonus is subject to annual Board approval.

Option Grants - Key Personnel

The Committee considers option grants as a very important component of overall compensation as it preserves cash which can be deployed in other areas of the business and aligns Key Personnel with the interests of shareholders to build long term shareholder value.

The Committee considered progress on a number of key initiatives including financing, operations, supply chain management, extending personal guarantees to Corporate promissory note holders, building the sales pipeline, R&D intiatives, new product development and broadening of the customer base to name a few of the areas of focus for progress.

After consideration of progress on various intiatives the Committee determined that Dr. Sankar Das Gupta would receive 200,000 option grants vesting on grant at an exercise price of Cdn $1.00 and that Dr. Raj Das Gupta would receive 250,000 option grants vesting on grant at an exercise price of Cdn $1.00.

Special Option Grants - Key Personnel

In September 2021, on the recommendation of the Nominating, Corproate Governance, and Compensation Committee, the Board of Directors of the Corporation determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of the Key Personnel to further incentivize future performance, to encourage retention of the Key Personnel's services, and to further align their interests with those of the Corporation's shareholders, resulting in the grant of special performance-based option grants.

The Special Option Grants are designed to incentivize the Corporation achieving target market capitalization thresholds. The Committee viewed market capitalization as a measureable basis for successfully creating shareholder value.

Dr. Sankar Das Gupta was granted two million special options which vest in two tranches of one million options each, exercisable at an exercise price of Cdn$1.00. The first tranche of 1,000,000 options vests on reaching target market capitalization of Cdn$218,000,000. The second tranche of 1,000,000 options vests on reaching target market capitalization of Cdn$293,000,000. As the target market capitalizations have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options each based on reaching specific target market capitalizations, each exercisable at an exercise price of Cdn$1.00. The first tranche of 1,500,000 options vest on reaching target market capitalization of Cdn$218,000,000. The second tranche of 1,500,000 options vest on reaching target market capitalization of Cdn$293,000,000. The third tranche of 1,500,000 options vest on reaching target market capitalization of Cdn$368,000,000. As the target market capitalizations have not yet been reached, none of these options have vested.

Named Executive Officers' Compensation

The components of the Named Executive Officers' compensation include base compensation, performance bonuses and stock option awards. The general compensation philosophy of the Corporation for Named Executive Officers, including the Chief Executive Officer, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have material responsibility for long-range strategy development and implementation.

In establishing each Named Executive Officer's compensation, the Nominating, Corporate Governance and Compensation Committee reviews the Named Executive Officer's overall contributions to the affairs of the Corporation.

Summary Compensation

As the Corporation has adopted the U.S. dollar as its reporting currency, all amounts shown below and all references in this information circular to "dollar", "dollars" or "$" refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references in this information circular to "Cdn$" or to "Canadian dollars" refer to the lawful currency of Canada.

Aggregate Compensation

During the fiscal year ended September 30, 2021, the Corporation paid approximately $4,779,141 to the Named Executive Officers and directors for services rendered in all capacities, the vast majority of which reflects the fair value of the special performance-based options at the date of grant. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such officers and directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The following table sets forth all compensation paid by the Corporation to its Named Executive Officers in the fiscal years indicated.

Summary Compensation Table

Name and principal position	Year	Salary	Share- based awards	Option- based awards	Non-equity Incentive Plan Compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long- term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Sankar Das Gupta, President and CEO	2021	284,535(1&2)	-	1,261,781(5)	-	-	-	11,836 (8)	1,558,152
	2020	186,067(1)	-	-	-	-	-	11,164 (9)	197,231
	2019	188,154(1)	-	-	-	-	-	11,289 (10)	199,443
Richard P.Halka, Chief Financial Officer	2021	158,427(1&3)	-	57,354(6)	-	-	-	-	215,781
	2020	133,968	-	-	-	-	-	-	133,968
	2019	139,234	-	-	-	-	-	-	139,234
Rajshekar Dasgupta , Vice President of Business Development	2021	161,158(1&4)	-	2,724,301(7)	-	-	-	-	2,885,459
	2020	126,240	-	180,612	-	-	-	-	306,852
	2019	112,892	-	413,877	-	-	-	-	526,769

(1) Compensation in Cdn$ remained unchanged from Fiscal 2019 to Fiscal 2021. The changes year-over year are due to changes in the US/Cdn$ foreign exchange rates from Fiscal 2019 to Fiscal 2021.

(2) Consists of vacation pay encashments of $87,257.

(3) Consists of vacation pay encashments of $16,389.

(4) Consists of vacation pay encashments of $19,120.

(5) Consists of the value of option grants on date of grant including vested option grants of 200,000 and the 2,000,000 Special Option Grants althought they are not yet vested as the terms for vesting have not been met.

(6) Consists of the value of option grants on date of grant. The 100,000 options vest over a 3 year period.

(7) Consists of the value of option grants on date of grant including vested option grants of 250,000 and the 4,500,000 Special Option Grants althought they have not yet vested as the terms for vesting have not been met.

(8) Consists of a monthly car allowance of $986 (Cdn$1,250).

(9) Consists of a monthly car allowance of $930 (Cdn$1,250).

(10) Consists of a monthly car allowance of $941 (Cdn$1,250).

The Corporation accounts for all share-based payments to employees and non-employees using the fair value based method of accounting. The Corporation measures the compensation cost of stock-based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

The key assumptions

Under the Corporation`s stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Common Shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed.

The Corporation has an option plan whereby options are granted to employees and consultants as part of our incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest in tranches of one third each year over three years; or immediately or otherwise as approved by the Board, for example, in the case of the special performance option grants. The Corporation treats each installment as a separate grant in determining stock-based compensation expenses.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options is measured using the Black-Scholes option pricing model. Measurement inputs include the price of Common Shares on the measurement date, exercise price of the option, expected volatility of our Common Shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

The key assumptions used under the Black-Scholes model in valuing the options are summarized below:

Exercise price	$ 0.79
Average expected life in years	10
Volatility	87.67%
Risk-free weighted interest rate	0.73%
Dividend yield	-

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

The following tables set out, respectively, in respect of the Named Executive Officers of the Corporation (i) option-based awards that are outstanding as at September 30, 2021, and (ii) award value vested or earned during the 2021 financial year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	($)		($)(1)	(#)	($)	($)
Sankar Das Gupta, President and CEO	1,100,000	$0.57	2024/02/19	494,752.62	-	-	-
	200,000	$0.79	2031/09/13	45,766.59	-	-	-
	2,000,000	$0.79	2031/09/13	457,665.90
Richard P.Halka, Chief Financial Officer	200,000	$0.54	2025/09/30	94,689.50	-	-	-
	60,000	$1.68	2026/12/30	-	-	-	-
	100,000	$0.79	2031/09/13	22,883.30	-	-	-
Rajshekar Das Gupta, Vice President of Business Development	15,000	$0.25	2021/12/16	11,481.10	-	-	-
	34,000	$0.25	2022/12/11	26,023.83	-	-	-
	100,000	$0.57	2024/02/19	44,977.51	-	-	-
	90,000	$0.51	2025/02/18	45,450.96	-	-	-
	25,000	$0.62	2026/02/10	9,863.49	-	-	-
	60,000	$1.68	2026/12/30	-	-	-	-
	375,000	$0.24	2029/07/31	292,945.63	-	-	-
	2,125,000	$0.24	2029/07/31	1,660,025.25	-	-	-
	500,000	$0.52	2030/09/11	248,559.93	-	-	-
	250,000	$0.79	2031/09/13	124,279.97	-	-	-
	4,500,000	$0.79	2031/09/13	2,237,039.38

(1) The underlying value is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Sankar Das Gupta, President & Chief Executive Officer	-	-	-
Richard P. Halka, Executive Vice President & Chief Financial Officer	-	-	-
Rajshekar Das Gupta, Vice President of Business Development	$39,454	-	-

(1) Value vested during the year represents the aggregate dollar value that would have been realized if options had been exercised on the vesting date, and is calculated as the difference between the market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Compensation of Directors

Name	Fees Earned ($)	Share based Awards ($)	Option- based awards ($)	Non-equity plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Bejoy Das Gupta	7,891	-	14,338	-	-	-	22,229
Carolyn Hansson	7,891	-	14,338	-	-	-	22,229
James K. Jacobs	7,891	-	14,338	-	-	-	22,229
John A Macdonald	7,891	-	14,338	-	-	-	22,229
Alex McLean	7,891	-	22,941	-	-	-	30,832

The amount of yearly fees paid to each director is Cdn$10,000 plus 25,000 options for fiscal year 2021.

From time to time, the Corporation uses the services of non-employee directors as consultants and compensates them for their services on a fair market basis, in cash or common shares. In fiscal year 2021, payments of $Nil were made to non-employee directors for consulting services.

The Corporation does not have a pension plan for any of its directors, officers or employees.

The following tables set out, respectively, in respect of non-employee directors of the Corporation, (i) all option-based awards outstanding as at September 30, 2021, and (ii) award value vested or earned during the year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of share- based awards that have not vested
	(#)	($)		($)(1)	(#)	($)	($)
Bejoy Das Gupta	8,000	$0.56	2023/02/22	3,661.33	-	-	-
	8,000	$0.57	2024/02/19	3,598.20	-	-	-
	7,000	$0.80	2024/05/22	1,491.36	-	-	-
	15,000	$0.72	2025/05/20	4,497.75	-	-	-
	15,000	$1.68	2026/12/30	-	-	-	-
	40,000	$0.22	2028/02/22	31,878.80	-	-	-
	30,000	$0.24	2029/07/31	23,435.65	-	-	-
	30,000	$0.52	2030/09/11	14,913.60	-	-	-
	25,000	$0.79	2031/09/13	5,720.82	-	-	-
Alex McLean	8,000	$0.56	2023/02/22	3,661.33	-	-	-
	8,000	$0.57	2024/02/19	3,598.20	-	-	-
	7,000	$0.80	2024/05/22	1,491.36	-	-	-
	15,000	$0.72	2025/05/20	4,497.75	-	-	-
	15,000	$1.68	2026/12/30	-	-	-	-
	40,000	$0.22	2028/02/22	31,878.80	-	-	-
	30,000	$0.24	2029/07/31	23,435.65	-	-	-
	30,000	$0.52	2030/09/11	14,913.60	-	-	-
	40,000	$0.79	2031/09/13	9,153.32	-	-	-
Carolyn M. Hansson	40,000	$0.22	2028/02/22	31,878.80	-	-	-
	30,000	$0.24	2029/07/31	23,435.65	-	-	-
	30,000	$0.52	2030/09/11	14,913.60	-	-	-
	25,000	$0.79	2031/09/13	5,720.82	-	-	-
John A. Macdonald	18,750	$0.52	2030/09/11	9,321.00	-	-	-
	25,000	$0.79	2031/09/13	5,720.82
James K. Jacobs	15,000	$0.24	2029/07/31	11,717.83	-	-	-
	30,000	$0.52	2030/09/11	14,913.60	-	-	-
	25,000	$0.79	2031/09/13	5,720.82	-	-	-

(1) The underlying value is calculated based on the difference between the market values of these securities underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Alex McLean	$20,675	-	-
Bejoy Das Gupta	$20,675	-	-
Carolyn Hansson	$20,675	-	-
John A. Macdonald	-	-	-
James K. Jacobs	$ 2,367	-	-

(1) Value vested during the year represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, and is calculated as the difference between the market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information as at September 30, 2021

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	17,277,271	$0.45	900,163
Equity compensation plans not approved by securityholders	-	-	-
Total	17,277,271	$0.45	900,163

Employment Contracts with Change of Control Benefits

In May 2001, Dr. Sankar Das Gupta, the President and Chief Executive Officer of the Corporation, entered into an employment agreement with the Corporation. Pursuant to such employment agreement, Dr. Das Gupta is entitled to an annual salary of Cdn $250,000, a car allowance and other benefits competitive with industry standards. The Corporation retains all proprietary and intellectual property rights in everything created, developed or conceived of by Dr. Das Gupta while employed with the Corporation. The employment agreement requires that Dr. Das Gupta devote substantially all of his business time and energies to the business and affairs of the Corporation. The employment agreement continues until terminated in accordance with its terms. If terminated without cause, the agreement entitles Dr. Das Gupta to receive two years' salary. The employment agreement contains non-competition and non-solicitation covenants during the term of employment and for two years thereafter and also contains a confidentiality covenant applicable during the term of employment and indefinitely thereafter.

If Dr. Das Gupta had been terminated on September 30, 2021, Dr. Das Gupta would be entitled to a lump sum payment of Cdn$500,000.

The Corporation also has non-disclosure agreements with all of its employees and consultants which apply during and after the term of their respective agreements.

The Corporation does not have a key-person employee life insurance policy with respect to any of its executive officers.

Stock Option Plan

The Corporation has adopted an amended and restated stock option plan dated February 28, 2012 as amended by Amendment No. 1 effective as of March 28, 2014, by Amendment No. 2 effective as of March 31, 2017, by Amendment No. 3 effective as of July 31, 2019 and by Amendment No. 4 effective as of February 17, 2021 (the "Stock Option Plan" or the "Plan").

The purpose of the Stock Option Plan is to attract, retain and motivate key employees, officers, directors and consultants. The Plan encourages equity participation in the Corporation by management, employees and consultants and members of the Board. In addition, the Board believes that the granting of options to management, employees and consultants working with the Corporation are an important part of the Corporation's compensation program, as a long-term incentive, to retain and attract outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders' interests and allow employees to increase their financial interest in the Corporation.

The Nominating, Corporate Governance and Compensation Committee of the Board of Directors administers the Plan and determines the eligibility of individuals to participate in the Plan and the terms of options and stock appreciation rights ("SAR") granted under the Plan. Individuals that are currently eligible to participate in the Plan are full-time or part-time employees of the Corporation or any of its affiliates, including an officer, whether or not a director, any director of the Corporation or any of its affiliates, and any consultant of the Corporation or any of its affiliates.

	Plan	Outstanding	Remaining Securities
	Maximum	Securities Awarded	Available for Grant
Securities issuable - total	23,000,000	17,257,273	855,161
Securities issuable - relative to 146,805,857 issued and outstanding Common Shares (as at February 18, 2022)	15.67%	11.77%	0.58%

The maximum number of Common Shares currently issuable upon the exercise of stock options under the Plan is 23,000,000 Shares. The Plan provides that: (i) the maximum number of shares that may be issuable to insiders of the Corporation under all of the Corporation's security based compensation arrangements shall not exceed 10% of the issued and outstanding shares; and (ii) the maximum number of shares that may be issued to insiders in any one year period under all of the Corporation's security based compensation arrangements shall not exceed 10% of the issued and outstanding shares.

All options or SARs granted under the Plan have a maximum term of 10 years. The exercise price of the options is determined by the Nominating, Corporate Governance and Compensation Committee at the time of grant, and must be an exercise price per share of not less than the market value of the Common Shares on the date of grant. Options granted under the Plan vest 1/3 on the first anniversary of the grant, 1/3 on the second anniversary of the grant and 1/3 after the third anniversary of the grant; however, the Board of Directors has the discretion to accelerate the vesting of options or SARs granted under the Plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed. If a participant's employment is terminated without cause, the vested portion of any grant will remain exercisable until their expiration date and any unvested options or SARs will expire on termination, unless the options or SARs would have vested within six months or within the required statutory notice period, in which case they will remain exercisable until their expiration date. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date the person ceases to be an employee and the unvested balance shall terminate. In the event of termination due to death or disability, the participant's options or SARs may be exercised within 12 months of the participant's death or disability, to the extent that such options or SARs would have otherwise been exercisable prior to the first anniversary of the participant's death or disability.

At the sole discretion of the Nominating, Corporate Governance and Compensation Committee, a SAR may be granted in tandem with an option in any grant. A SAR entitles the participant to surrender to the Corporation the related option and exercise and receive from the Corporation upon such surrender an amount equal to the amount by which the Market Value of a Common Share on the date of exercise of the SAR exceeds the exercise price of the share covered by such option (for this purpose, "Market Value" is generally the closing price of the shares on the TSX on the last trading day prior to the date of exercise). That amount is then aggregated with the amounts receivable, calculated as described above, in respect of all SARs which are concurrently exercised; provided that the Nominating, Corporate Governance and Compensation Committee is entitled, in its sole discretion, to elect to settle the obligation arising out of the exercise of SARs by the payment of cash, by the issuance of shares or by any combination of shares and cash, in the proportions determined by the committee. If settlement is to be made in whole or in part in shares, the number of shares to be delivered shall be the largest whole number of shares obtained by dividing the cash sum otherwise payable as a result of the exercise of the SARs for which settlement is to be made in shares by the Market Value (calculated as described above) of a share on the date of exercise of such SARs. No fractional shares will be issued in full or partial settlement of any part of an SAR covered by a grant. To date, the Corporation has not granted any SARs.

Unless otherwise provided by the Nominating, Corporate Governance and Compensation Committee and permitted by applicable laws (including the rules of any stock exchange on which the Corporation's shares may then be listed or quoted), options and SARs, if any, granted to a participant under the Stock Option Plan are exercisable during the participant's lifetime only by the participant or the participant's legal representative and are not assignable or transferable otherwise than by will or by the laws governing the devolution of property in the event of death.

The subscription price for each Common Share subject to an option granted under the Plan is determined by the Nominating, Corporate Governance and Compensation Committee. The Plan provides that the exercise price of options may not be lower than the "market value" of the Common Shares, where, as long as the Common Shares are traded on the TSX, the "market value" is the closing price of the Common Shares on the TSX on the last trading day prior to the date of the award on which there was a trade in the Common Shares. If no Common Shares were traded in the five trading days prior to the date of the award, the "market value" is the average of the high and low prices for board lots for the five trading days prior to the award date. Upon meeting performance objectives, as established by the Board of Directors at the time the awards were granted, participants will receive such number of Common Shares as allotted to them for no further consideration.

The Plan does not include provisions for financial assistance to participants to exercise options granted pursuant to the Plan.

From time to time, and subject to obtaining (i) any necessary regulatory approvals, and (ii) any shareholder approvals required by applicable law or as specified in the following sentence, the Board may amend, delete or waive any provisions of the Plan. The Plan specifically requires approval of a majority of the shareholders entitled to vote at a meeting of shareholders for any of following amendments to the Plan:

(a) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage (other than change to a fixed maximum percentage that was previously approved by shareholders);

(b) any change to the eligible participants that would have the potential of broadening or increasing insider participation;

(c) the addition of any form of financial assistance;

(d) any amendment to a financial assistance provision that is more favourable to participants;

(e) the addition of a cashless exercise feature, payable in cash or shares that does not provide for a full deduction of the number of underlying shares from those reserved for issuance under the Plan;

(f) the addition of a deferred or restricted share or any other provision that results in participants receiving securities while no cash consideration is received by the issuer; and

(g) any amendment that the Board determines should be subject to shareholder approval.

Votes attaching to any shares held by insiders who hold options are excluded when determining shareholder approval of any amendment.

Additionally, under policies of the TSX, specific security holder approval is required for amendments to and of the following aspects of a security based compensation arrangement:

(a) a reduction in the exercise price or purchase price under a security based compensation arrangement benefiting an insider;

(b) an extension of the term under a security based compensation arrangement benefiting an insider; and

(c) amendments to an amending provision within a security based compensation arrangement.

Examples of amendments that the Board can make without the approval of shareholders include, but are not limited to:

(a) amendments of a "housekeeping" nature;

(b) a change to the vesting provisions;

(c) a change to the termination provisions that does not entail an extension beyond the original expiry date; and

(d) the addition of a cashless exercise feature, payable in cash or shares, that provides for a full deduction of the number of underlying shares from those reserved for issuance under the Plan.

Annual Burn Rate

The information presented below is provided as required under section 613 of the TSX Company Manual in respect of the annual burn rate of the Corporation's security-based compensation arrangements.

Security-Based Compensation Arrangement[1]	2019	2020	2021
Stock Option Plan	5.1%	1.2%	5.4%

(1) The weighted average number of Common Shares of the Corporation over the past three financial years is as follows: 2019: 106,977,046; 2020: 119,626,999 and 2021: 139,893,853.

Directors' and Officers' Indemnification and Insurance

Under the Business Corporations Act (Ontario), the Corporation is permitted to indemnify its directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers, including an action against the Corporation. In order to be entitled to indemnification under this Act, the director or officer must act honestly and in good faith with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful.

Under its by-laws, the Corporation may indemnify, as required or permitted by the Business Corporations Act (Ontario), its current and former directors and officers, any person who acts or has acted on its behalf as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor, and any of their heirs and legal representatives.

The Corporation has purchased directors' and officers' liability insurance for the benefit of its directors and officers and those of its subsidiaries. The Corporation's premium for that insurance in fiscal year 2021 was CDN $468,234.

Indebtedness of Directors and Senior Officers

As at the date hereof, no director or officer of the Corporation is indebted to the Corporation.

Stock Performance Chart

The following graph and table assume that Cdn$100 was invested in the Corporation's Common Shares over the five most recently completed financial years and compares the percentage change in the cumulative total shareholder return over those five years with the cumulative total return of the S&P/TSX Composite Total Return Index. The S&P/TSX Composite Total Return Index comprises a majority of market capitalization for Canadian-based, TSX listed companies.

Date	Electrovaya Common Shares	S&P/TSX Composite Total Return Index
September 30, 2017	100	100
September 30, 2018	22	103
September 30, 2019	19	107
September 30, 2020	87	103
September 30, 2021	125	128

During the time covered by this graph, the Corporation's share price has fluctuated, with the most recent fiscal year showing a 43% increase in share price from Cdn$0.90 as at September 30, 2020, to Cdn$1.29 as at September 30, 2021.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out in Appendix 1 "Corporate Governance Practices" to this Circular is information in respect of the Board of Directors as currently constituted and the corporate governance practices of the Corporation. The Corporation is committed to maintaining high standards of corporate governance and has reviewed its approach to corporate governance in light of the recommended best practices contained in National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

The Board of Directors of the Corporation has constituted the Nominating, Corporate Governance and Compensation Committee which consists of independent directors in order to review and, if deemed necessary, to recommend changes to the corporate governance practices of the Corporation. The Corporation expects to reconstitute the Nominating, Corporate Governance and Compensation Committee upon completion of the Meeting and the election of Directors for the 2021 fiscal year.

The Board of Directors

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the Board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces.

The Board believes that its relationship with management in supervising the business and affairs of the Corporation is appropriate and the Board will continue to carefully monitor the Corporation and management.

Committees

The Board and its committees (consisting of an Audit Committee, and a Nominating, Corporate Governance and Compensation Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees are composed of outside directors who are "independent" as defined in NI 58-101.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators ("CSA") and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those guidelines. The Audit Committee also operates in accordance with National Instrument 52-110 - Audit Committees of the CSA ("NI 52-110"). In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual and interim financial statements and management's discussion and analysis thereon prior to their presentation to the Board) the Audit Committee reviews all other financial reporting of the Corporation. The Audit Committee meets with the Corporation's external auditors at least four times a year and with members of management at least four times a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditors to be appointed as the Corporation's auditors at the annual meeting and the terms of their remuneration.

Any non-audit services proposed to be provided to the Corporation by its auditors are presented to the Audit Committee for prior approval.

Carolyn Hansson, Alexander McLean and Jim Jacobs were appointed as members of the Audit Committee on March 28, 2019. On August 12, 2019, John A. Macdonald was appointed as member of the Audit Committee and the Nominating, Corporate Governance & Compensation Committee. It is the intention of the Board to appoint Kartick Kumar to the Audit Committee upon the retirement of Alexander McLean and John A. Macdonald from the Board such that the Audit Committee will be composed of three independent directors.

All members of the Audit Committee are considered to be financially literate as required by NI 52-110. All members of the Audit Committee are also independent, as required by NI 52-110. Additional information regarding the Audit Committee is provided in the "Additional Information - Audit Committee" section of the Corporation's most recently filed annual information form, available free of charge on the SEDAR website for Canadian regulatory filings at www.sedar.com. Shareholders may also contact the Corporation at (905) 855-4610 to request a copy of the annual information form free of charge.

Nominating, Corporate Governance and Compensation Committee

The Nominating, Corporate Governance and Compensation Committee supports the Board with the development, review, planning and implementation of the Corporation's approach to governance issues including recommending to the Board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the Board, management is required to seek Board approval for any transaction which is out of the ordinary course of business.

The Nominating, Corporate Governance and Compensation Committee is also responsible for reviewing the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective total compensation program. See "Statement of Executive Compensation" above. The members of the Committee are all senior business people with long histories in the technology and other industries and with experience in matters of executive compensation practices and policies. The Board believes that the Committee has the knowledge, experience and background required to fulfill its mandate in this regard.

In addition, the Nominating, Corporate Governance and Compensation Committee is responsible for recommending to the Board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of NP 58-201. The identification of characteristics required in new Board members and the recommendation to the Board of nominees to the Board of Directors are within the mandate of this committee. However, the actual nomination of new Board members remains with the Board of Directors of the Corporation. The members of this committee have never been officers of the Corporation or any of its subsidiaries, with the exception of Jim Jacobs who served as an officer of the Corporation from September 1996 to October 2006. None of the members of the Committee are indebted to the Corporation.

Carolyn Hansson, Alexander McLean, and Jim Jacobs were members of the Nominating, Corporate Governance and Compensation Committee in 2019. On August 12, 2019 John A. Macdonald was appointed as member of the Audit Committee and the Nominating, Corporate Governance & Compensation Committee. It is the intention of the Board to appoint Kartick Kumar to the Audit Committee upon the retirement of Alexander McLean and John A. Macdonald from the Board such that the Audit Committee will be composed of three independent directors.

Response to Shareholders

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

The Board works closely with members of management. The Board has access to information relating to the operations of the Corporation through the membership on the Board of the Chief Executive Officer of the Corporation and, as necessary, the attendance at Board meetings by other members of management at the request of the Board, both of which are key elements to the effective and informed functioning of the Board.

The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation's management responds ably to this expectation.

SOLICITATION OF PROXIES

The solicitation of proxies is made on behalf of Management of the Corporation. The cost of preparing, assembling and mailing to the shareholders of the Corporation the Notice of the Meeting, this Circular and the form of proxy for the Meeting will be borne by the Corporation. In addition to the solicitation of proxies by mail, officers, directors and employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management of the Corporation personally or by telephone. The Corporation will also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.

The Common Shares represented by the enclosed form of proxy (if the same is executed in favour of Management's nominees as proxies and deposited as provided in the Notice of Meeting) will be voted and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. If no choice is specified, such shares will be voted (i) FOR the election of directors; (ii) FOR the appointment of auditors and the authorization of the Board to fix their remuneration for the next year; (iii) FOR the approval of the Option Plan Resolution and (iv) FOR the Consolidation Resolution.

Appointment of Proxies

The persons named in the enclosed proxy are directors and officers of the Corporation. Each shareholder has the right to designate as such shareholder's proxyholder a person other than the Management nominees to attend and act for such shareholder at the Meeting. Any shareholder desiring to exercise any such right may do so by striking out the names of the Management nominees in the enclosed proxy and inserting in the space provided the name of the person which such shareholder desires to appoint as proxy-holder or may do so by executing a proxy in form similar to the enclosed form. Proxies may be deposited with TSX Trust Company by using either the enclosed return envelope or by mailing it to TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1. Proxies may also be faxed to TSX Trust Company at (416) 368-2502 or toll free at 1-866-781-3111 or emailed at proxyvote@tmx.com. All proxies, whether delivered by mail, fax, or email, must be deposited with TSX Trust Company prior to 4:00 p.m. (Toronto time) on Wednesday, March 23, 2022 (or if the Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Meeting) or may be deposited with the Chairman at the Meeting. However, notwithstanding the foregoing, we urge you to sign, date and return the enclosed form of proxy as soon as possible to assist us in preparing for the Meeting.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares. The Corporation has either distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders or to Non-Registered Holders directly. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the applicable request for voting instructions.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-registered beneficial shareholders should follow the instructions and complete the form that your Intermediary delivered to you with this Circular. This form will provide the necessary instructions to your Intermediary as to how you would like to vote your Common Shares at the Meeting. If you plan on attending the Meeting in person, you will not be entitled to vote in person unless the proper documentation is completed. You should contact your Intermediary well in advance of the Meeting and follow its instructions if you want to vote in person.

Management of the Corporation does not intend to pay for Intermediaries to forward the meeting materials to objecting beneficial owners. An objecting beneficial owner will not receive the meeting materials unless the objecting beneficial owner's Intermediary assumes the cost of delivery.

Revocation

Under the provisions of the Business Corporations Act (Ontario) a shareholder giving a proxy has the power to revoke it. The following is the revocation procedure described in section 110(4) of such Act:

"A shareholder may revoke a proxy,

(a) by depositing an instrument in writing that complies with subsection (4.1) and that is signed by the shareholder or by an attorney who is authorized by a document that is signed in writing or by electronic signature;

(b) by transmitting, by telephonic or electronic means, a revocation that complies with subsection (4.1) and that, subject to subsection (4.2), is signed by electronic signature; or

(c) in any other manner permitted by law.

(4.1) Time of revocation - The instrument or the revocation must be received,

(a) at the registered office of the corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of it, at which the proxy is to be used; or

(b) by the chair of the meeting on the day of the meeting or an adjournment of it.

(4.2) Electronic signature - A shareholder or an attorney may sign, by electronic signature, a proxy, a revocation of proxy or a power of attorney authorizing the creation of either of them if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be."

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Exercise of Discretion by Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter or if any amendments to or variations of the matters identified in the Notice of Meeting should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation since the beginning of the last financial year, and no proposed director of the Corporation, has any material interest in any transaction to be acted upon at the meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed above and elsewhere in this Circular, or as previously disclosed in the Corporation's annual information form dated December 17, 2021, no director or officer of the Corporation, proposed director of the Corporation, insider of the Corporation or any associate or affiliate of any of the foregoing persons has or has had any material interest in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries. The Corporation's annual information form dated December 17, 2021 is available on the SEDAR website for Canadian regulatory filings at www.sedar.com.

ADDITIONAL INFORMATION

Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and MD&A for its financial year ended September 30, 2021. Additional information about the Corporation, including Electrovaya's current annual information form, financial statements and MD&A, can be found free of charge on the SEDAR website for Canadian regulatory filings at www.sedar.com. Shareholders may also contact the Corporation at 905 855 4610 to request copies of such materials free of charge.

The contents of this Circular and the mailing thereof to the shareholders of the Corporation have been approved by the Board of Directors.

By Order of the Board of Directors

Alex McLean
Chairman

Toronto, Ontario

February 18, 2022

APPENDIX 1

CORPORATE GOVERNANCE PRACTICES

Form 58-101F1	Corporation	Comments Regarding the Corporation's Corporate Governance Practices
Required	Status*
Disclosure
1. Board of Directors	Yes	A majority of the Corporation's board of directors (the "Board") is independent as at the date hereof. Currently, 5 of the 7 directors of the Corporation are independent: Dr. Alexander McLean, Dr. Jim Jacobs, Dr. Carolyn Hansson, Mr. John A. Macdonald and Kartick Kumar. These directors were and are independent, as applicable, because they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation. The Board has adopted appropriate procedures to ensure that the Board operates independently of management. These procedures include management consulting with members of the Board on a regular basis whenever any key decisions are being made on behalf of the Corporation to ensure that the Board concurs with the actions being proposed.

The following two directors are not independent: Dr. Sankar Das Gupta and Dr. Bejoy Das Gupta. The Board has determined that Dr. Sankar Das Gupta is not independent because he holds approximately 35.3% of the outstanding Common Shares. He is also not independent because of his position as the President and Chief Executive Officer of the Corporation. Dr. Bejoy Das Gupta is not independent as he is a sibling of Dr. Sankar Das Gupta.

As at the date hereof there are presently no directors which are directors of other issuers that are reporting issuers (or the equivalent).

The independent directors meet without the non-independent directors on a regular basis. These meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the most recent completed financial year, five such meetings have been held.

The Board Chair, Dr. Alexander McLean, is an independent director.

The attendance record of each director for Board and Committee meetings held in the Corporation's 2021 financial year is as follows:

		Name	Board of	Audit	Nominating,
			Directors	Committee	Corporate
Governance and
Compensation
Committee
		Sankar Das Gupta	5/5	-	-
		Alexander	5/5	4/4	4/4
McLean
		Bejoy Das Gupta	5/5	-	-
		Carolyn Hansson	5/5	4/4	4/4
		Jim Jacobs	5/5	4/4	3/4
		John Macdonald	3/5	4/4	2/4

2. Board Mandate	Yes	The Board's written mandate is posted under Corporate Governance on the Company's website.
3. Position Descriptions	Yes	The Board has adopted a position description for the chair and responsibilities for directors, as well as position descriptions for the chair of the Audit Committee. The position descriptions are written under the relavant Board and Committee Mandates and are posted in the Corporate Governance section on the Company's website. Furthermore the Board has adopted position descriptions for the CEO and CFO.
4. Orientation and Continuing Education	Yes	The Corporation has developed an informal orientation and education program that it uses when a new individual has joined the Board. New members of the Board are provided with a set of materials relevant to the Corporation, including its most recent annual and interim financial statements and other public filings, and a memorandum from counsel outlining the duties, obligations and liabilities of directors of Canadian public companies. The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors, specifically by alerting its directors to opportunities, as they arise, to enhance such skill and knowledge.
5. Ethical Business Conduct	Yes	The Corporation has adopted a written Code of Business Conduct and Ethics Policy ("Code") that provides guidelines on the standards of conduct expected of directors and employees of the Corporation, including guidelines on conflict of interest issues. The Board monitors and promotes compliance with the Code on a regular basis. On an annual basis all Directors are required to provide their written confirmation of compliance with the Code. The Corporation's Code of Business Conduct and Ethics Policy is posted under Corporate Governance on the Company's website.
6. Nomination of Directors	Yes	The Nominating, Corporate Governance and Compensation Committee is responsible for proposing to the full Board new nominees and is involved in the on-going assessment of the current directors. The members of the Nominating, Corporate Governance and Compensation Committee are independent directors.

7. Compensation	Yes	The Board, in conjunction with the Nominating, Corporate Governance and Compensation Committee, periodically reviews the adequacy and form of the compensation that is paid to the Corporation's Board, including individual directors, to ensure that such compensation is appropriate under the circumstances. The Corporation may retain third party consultants, as necessary, to review the compensation paid to its individual directors. In addition, the Nominating, Corporate Governance and Compensation Committee ensures that the salary and benefit programs and strategies of the Corporation are continuously capable of hiring and retaining superior personnel and motivating these employees to achieve superior results in line with the objectives of the organization.

The Nominating, Corporate Governance and Compensation Committee ensures an appropriate compensation framework exists to achieve this objective. The governing principles relating to this compensation framework are:

(a) to establish compensation levels that are fair and competitive within the markets in which the Corporation competes for talent;

(b) to link compensation to the performance of the Corporation and the contribution of the individual to such performance;

(c) to align the interests of employees with the short and long-term interests of the Corporation's shareholders; and

(d) to establish a compensation mix that is aligned with the Corporation's overall objectives and evolves as the Corporation moves through various business stages.
8. Other Board Committees	Yes	Board Committees include the Audit Committee and the Nominating, Corporate Governance and Compensation Committee. The members of these committees are described elsewhere in this Management Information Circular.
9. Assessments	Yes	The Nominating, Corporate Governance and Compensation Committee is responsible for the assessment of the Board and its directors and developing the Corporation's approach to governance issues.

The Board, in conjunction with its Nominating, Corporate Governance and Compensation Committee, assess the effectiveness of the Board, its committees and individual directors.
10. Director Term Limits and Other Mechanisms of Board Renewal	Partly	Directors can be re-elected to the Board annually. The Board has not adopted a term limit for directors or established a retirement age for directors. The Corporation believes that the imposition of director term limits implicitly discounts the value of experience and continuity on the Board and runs the risk of excluding effective Board members who have longstanding knowledge of the Corporation and its operations as a result of an arbitrary determination. The Board believes that it can achieve the right balance between continuity and encouraging turnover and independence without mandated term limits and relies on its annual director assessment procedures in this regard.
11. Policies Regarding the Representation of Women on the Board	Partly	While the Nominating, Corporate Governance and Compensation Committee considers diversity when considering new candidates for director and executive positions, the Board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for Board or executive officer composition at this time. The Board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. For the 2021 fiscal year, one of the Corporation's six directors (16.6%) and none of the Corporation's three executive officers (0%) are women.

12. Consideration of the Representation of Women in the Director Identification and Selection Process	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
13. Consideration Given to the Representation of Women in Executive Officer Appointments	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
15. Number of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".

* "Yes" indicates that the Corporation is generally aligned with the understood intent of the relevant Form 58-101F1 requirement.

"Partly" indicates that the Corporation is partially aligned with the understood intent of the relevant Form 58-101F1 requirement.

"No" indicates that the Corporation is not generally aligned with the understood intent of the relevant Form 58-101F1 requirement.

APPENDIX 2

Directors Skill Matrix

Board Skill Matrix	Total	Dr. Sankar Das Gupta	Dr. Alex McLean	Dr. Bejoy Das Gupta	Dr. Carolyn Hansson	Mr. John Macdonald	Dr. Jim Jacobs	Kartick Kumar
Skills Expertise
A. Audit / Financial Accounting
Ability to read, understand, and scrutinize financial statements.	7	Y	Y	Y	Y	Y	Y	Y
B. CEO / Senior Executive
Experience as a CEO or Senior Executive of a large organization.	6	Y	N	Y	Y	Y	Y	Y
C. Corporate Governance
Knowledge of best practices and stakeholder expectations regarding the governance of a public company.	6	Y	Y	Y	N	Y	Y	Y
D. Environment, Health and Safety
Experience managing risks and duties relating to environment, health, and safety.	7	Y	Y	Y	Y	Y	Y	Y
E. Government Policy & Regulation
Understanding of government policy and regulation.	6+	Y	Y	Y	Limited	Y	Y	Y
F. Human Resource Management
Understanding of and experience with human resources issues and executive compensation programs.	6	Y	Y	Y	N	Y	Y	Y
G. Marketing Experience
Senior executive experience with marketing and sales.	4	Y	N	Y	N	Y	N	Y
H. Manufacturing Experience
Senior executive experience with manufacturing and international supply chain management.	2	Y	N	N	N	N	Y	N
I. Public Company Experience
Experience serving as a senior executive or board director of a publicly traded company.	5+	Y	Y	Y	Limited	Y	Y	N
J. Research / Technology
Senior executive experience in research, technology, and/or IT.	7	Y	Y	Y	Y	Y	Y	Y
K. Strategic Planning
Senior executive experience in strategic planning and decision making for a large organization.	5+	Y	N	Y	Limited	Y	Y	Y